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SEC FILE NUMBER
8- 46721

SEC MAIL REC
NOV 29
WASH., D.C.
185

A[...] AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merrimac Corporate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1855 West State Road 434, Suite 280
(No. and Street)

Longwood (City) | Florida (State) | 32750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Thomes | (407) 571-5600 x173
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VH 12/29/05

OATH OR AFFIRMATION

I, Mark Thomes swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrimac Corporate Securities, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

LORNA H. BENALLY
MY COMMISSION # DD 287992
EXPIRES: March 21, 2008
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Company

Independent Auditors' Report

Board of Directors
Merrimac Corporate Securities, Inc.
Longwood, Florida

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of September 30, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

November 14, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash	$ 203,554
Deposit with clearing broker	22,705
Commissions receivable	165,232
Employee receivable	10,055
	$ 401,546

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 230,113
Income taxes payable	56,178
	286,291
Stockholder's equity:	
Common stock, no par value, authorized,	54,253
issued and outstanding 300 shares	61,002
Retained earnings	115,255
	$ 401,546

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues:	
Commission income	$4,294,234
Other income	168,642
	4,462,876
Expenses:	
Commissions and trading participation	3,452,719
Clearing fees	233,367
Professional fees	27,462
Licenses and registrations	42,338
Payroll taxes	87,124
Telephone and communications	39,903
Other operating expenses	376,496
	4,259,409
Net income before income tax provision	203,467
Income tax provision	56,178
Net income	$ 147,289

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock		Retained Earnings (Deficit)
	Shares	Amount	
Balances, October 1, 2004	300	$ 54,253	$ (36,746)
Dividends paid	-	-	(49,541)
Net income for the year ended September 30, 2005	-	-	147,289
Balances, September 30, 2005	300	$ 54,253	$ 61,002

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities:	
Net income	$ 147,289
Adjustments to reconcile net income to net cash provided by operating activities:	
Interest reinvested in deposit with clearing broker	(167)
Changes in operating assets and liabilities:	
Increase in commission receivable	(23,412)
Increase in employee receivable	(7,628)
Increase in commissions payable and accrued expenses	50,280
Increase in income taxes payable	56,178
Total adjustments	75,251
Net cash provided by operating activities	222,540
Cash flows from financing activities:	
Dividends paid and net cash used by financing activities	(49,541)
Net increase in cash	172,999
Cash at beginning of year	30,555
Cash at end of year	$ 203,554

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Merrimac Corporate Securities, Inc. (the "Company") was incorporated in New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has a clearing agreement with a third-party reintroducing broker, Penson Financial Services, Inc., on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising costs:

Advertising costs are expensed as incurred.

2. Income taxes:

The income tax provision is summarized as follows:

Current	$ 56,178
Deferred	-
	$ 56,178

2. Income taxes – continued:

The components of the net deferred tax asset as of September 30, 2005 are as follows:

Deferred tax asset	$ 1,229
Deferred tax liability	-
Valuation allowance	(1,229)
	$ -

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate was applied to income before income tax provision because of net operating loss carryforwards used in the current year.

The Company's deferred tax assets of $1,229 consist principally of the tax effect of federal net operating loss carryforwards of approximately $8,191, which expire in 2021 through 2023. The Company had recorded a full valuation allowance against the net asset due primarily to the limitations applied by Internal Revenue Service Code Section 382.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At September 30, 2005, the Company had excess net capital of $86,114 and a net capital ratio of 2.72.

4. Related party transactions:

During the course of the year, the Company entered into a branch license agreement with a related party (the "Licensee"). Under this agreement, the Licensee will conduct its business as a securities broker solely through the Company. The Licensee receives 91% of its commission revenue after deducting any costs advanced by the Company for the execution of trades, such as clearing charges, with a performance bonus of an additional 4% when gross commissions exceed $2.2 million in a calendar year and there are no outstanding legal matters. For the year ended September 30, 2005, branch license fees of approximately $3,909,600 have been paid to the Licensee. This amount appears in the accompanying statement of operations as commissions and trading participation expense.

4. Related party transactions – continued:

   Investment advisory fees of approximately $12,480 were made to another affiliate during the year ended September 30, 2005. These fees appear in the accompanying statement of operations as telephone and communications expense.

5. Supplemental disclosures of cash information:

   Cash was paid during the year for:

Interest	$ -0-
Income taxes	$ -0-

MERRIMAC CORPORATE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Net capital	
Total stockholder's equity	$ 115,255
Deductions:	
Non-allowable assets:	
Employee receivable	(10,055)
Net capital	$ 105,200
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2005)	
Net capital, as reported in Company's Part II FOCUS report	$ 161,377
Adjustment:	
Accrual of income taxes payable	(56,178)
Rounding	1
Net capital	$ 105,200

MERRIMAC CORPORATE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Aggregate indebtedness:	
Commissions payable and accrued expenses	$ 230,113
Income taxes payable	56,178
	$ 286,291
Ratio of aggregate indebtedness to net capital	2.72



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17A-5

Board of Directors
Merrimac Corporate Securities, Inc.
Longwood, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Merrimac Corporate Securities, Inc. (the "Company") for the year ended September 30, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Merrimac Corporate Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlin & Gray LLC

November 14, 2005